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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)

                   Under the Securities Exchange Act of 1934

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                  PURSUANT TO RULE 13d-1(b), (c) and (d) and
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                              (AMENDMENT NO. 1)(1)



                                 H Power Corp.
       ----------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, $.001 par value per share
-----------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   40427A108
                                   ---------
                                (CUSIP Number)

                               December 31, 2001
               ------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

    | | Rule 13d-1(b)

    | | Rule 13d-1(c)

    |X| Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.40427A108                  13G                  Page  2  of   6   Pages
                                                              ---    -----
------------------                                       -----------------------


   1    NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Norman Rothstein
   ------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                             (a) |_|
                             (b) |_|
   ------------------------------------------------------
   3    SEC USE ONLY

   ------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
------- -------------------------------------------------


                      5     SOLE VOTING POWER
    NUMBER OF         ----------------------------------------------------------
     SHARES                 0 shares of Common Stock, par value $.001(1)
  BENEFICIALLY
    OWNED BY          6     SHARED VOTING POWER
      EACH                  0 shares of Common Stock, par value $.001(1)
    REPORTING         ----------------------------------------------------------
     PERSON           7     SOLE DISPOSITIVE POWER
      WITH
----------------            1,329,135 shares of Common Stock, par value $.001(2)
                      ----------------------------------------------------------
                      8     SHARED DISPOSITIVE POWER

                            250,000 shares of Common Stock, par value $.001(3)
                      ----------------------------------------------------------


9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          7,145,009 shares of Common Stock, par value $.001(4)
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES* |_|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          13.3% of Common Stock, par value $.001(5)
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*
          IN
--------  ----------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

(1)   See Item 4(a).
(2) Consists of 279,135 shares held by Mr. Rothstein, 125,000 shares held by Mr. Rothstein as trustee for Jordan H. Rothstein 2000 Irrevocable Trust, 125,000 shares held by Mr. Rothstein as trustee for Nicole S. Rothstein 2000 Irrevocable Trust and stock options to purchase 800,000 shares granted to Mr. Rothstein.
(3) Consists of stock options to purchase 250,000 shares granted to Fuel Cell Components and Integrators, Inc., a company controlled by Mr. Rothstein.



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(4)   6,070,874 of these shares may be deemed to be beneficially owned for federal securities laws purposes by Norman Rothstein, as a result of such shares being held as described in Item 4(a) below.

(5) Including only those shares and options held directly by the Reporting Person, the Reporting Person would beneficially own 2.0% of the outstanding Common Stock.


         This Amendment No. 1 to Schedule 13G reflects a statement of beneficial ownership of securities of the reporting person as of December 31, 2001.

Item 1(a)       Name of Issuer:
                --------------

                H Power Corp.
                1373 Broad Street
                Clifton, New Jersey 07013

Item 1(b)       Address of Issuer's Principal Executive Offices:
                -----------------------------------------------

                1373 Broad Street
                Clifton, New Jersey 07013

Item 2(a)       Name of Person Filing:
                ---------------------

                See Item 1 of the cover page attached hereto

Item 2(b)       Address of Principal Business Office, or
                if none, Residence:
                -----------------------------------------

                311 Links Drive West
                Oceanside, New York 11572

Item 2(c)       Citizenship:
                -----------

                See Item 4 of the cover page attached hereto

Item 2(d)       Title of Class of Securities:
                ----------------------------

                Common Stock, par value $.001

Item 2(e)       CUSIP Number:
                ------------

                40427A108

Item 3     Identity of Reporting Person:
           ----------------------------

                Not Applicable


                                       3


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Item 4  Ownership:
        ---------

        (a)  Amount beneficially owned:
             The 7,145,009 shares of Common Stock beneficially owned by the Reporting Person includes 279,135 shares held by Mr. Rothstein, 2,430,000 shares held by Cynthia Rothstein, his spouse, 35,000 shares held by his brother Carl Rothstein and 2,941,774 shares held by his children as follows: Allan Rothstein, 1,372,950 shares, Steven Rothstein, 573,824 shares and Tammy Rothstein, 995,000 shares. Also includes 125,000 shares held by Mr. Rothstein as trustee for Jordan H. Rothstein 2000 Irrevocable Trust, 125,000 shares held by Mr. Rothstein as trustee for Nicole S. Rothstein 2000 Irrevocable Trust and 34,100 shares held in custodial accounts for the grandchildren of the Reporting Person. Also includes 125,000 shares of common stock held by Dynamark Corp., a company controlled by members of Mr. Rothstein's family. Includes stock options to purchase 800,000 shares granted to Mr. Rothstein and stock options to purchase 250,000 shares granted to Fuel Cell Components and Integrators, Inc., a company controlled by Mr. Rothstein. Mr. Rothstein disclaims beneficial ownership of all shares of common stock held by any members of his family.

             The shares beneficially owned by the Reporting Person are subject to a Stockholders' and Voting Agreement, generally granting certain independent directors of H Power Corp. the authority to vote the shares in the same proportion as the votes cast by all stockholders of Common Stock.

        (b)  Percent of Class:
             See Item 11 of the cover page attached hereto.

        (c)  Number of Shares Beneficially Owned by Reporting Person:
             -------------------------------------------------------

             (i)    sole voting power: 0 shares of Common Stock, par value
                    $.001.

             (ii) shared voting power: 0 shares of Common Stock, par value $.001.

             (iii) sole dispositive power: 1,329,135 shares of Common Stock, par value $.001.

             (iv) shared dispositive power: 250,000 shares of Common Stock, par value $.001.

Item 5  Ownership of Five Percent or Less of a Class:
        --------------------------------------------

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].



                                        4

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Item 6     Ownership of More than Five Percent on Behalf of Another Person:
           ---------------------------------------------------------------

                Not Applicable


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
           -------------------------------------------------------------

                Not Applicable

Item 8     Identification and Classification of Members of the Group:
           ---------------------------------------------------------

                Not Applicable

Item 9     Notice of Dissolution of Group:
           ------------------------------

                Not Applicable

Item 10    Certification:
           -------------

                Not Applicable.







                                       5

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                                   SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 14, 2002

                                                     /s/ Norman Rothstein
                                                     --------------------
                                                     Norman Rothstein


                                        6